Exhibit 99.2

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2014
(In United States dollars unless stated otherwise)

INTRODUCTION

This discussion and analysis of financial position, results of operations and cash flows ("MD&A") of Entrée Gold Inc. (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2014 (the "Annual Financial Statements"). Additional information relating to the Company, including the Company’s Annual Information Form dated March 30, 2015 (the "AIF") is available on SEDAR at www.sedar.com. The effective date of this MD&A is March 30, 2015. The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America ("US GAAP").

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified as "Cdn $" or "C$" for Canadian dollars or "A$" for Australian dollars. All references to "common shares" mean common shares in the capital stock of the Company.

Due to rounding, some of the totals in the tables in this MD&A may not sum exactly.

As used in this MD&A, the terms "we", "us", "our" and "Entrée" mean Entrée Gold Inc. and/or one or more of the Company’s wholly-owned subsidiaries.

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person ("QP") as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), has approved the technical disclosure in this MD&A.

CORPORATE INFORMATION

Our corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in the United States and Mongolia. Entrée is primarily focused on exploring its principal properties in Nevada and Mongolia.

LISTING OF COMMON STOCK ON OTHER STOCK EXCHANGES

Trading of the Company’s common shares commenced on the NYSE MKT effective July 18, 2005, under the trading symbol "EGI". On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG". The Company is also traded on the Frankfurt Stock Exchange, under the trading symbols "EKA" and "WKN 121411".

OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties. We have interests in development and exploration properties in the United States, Mongolia, Australia and Peru. Our two principal assets are our Ann Mason project in Nevada (the "Ann Mason Project") and our interest in the Lookout Hill property in Mongolia.

The Ann Mason Project includes the Ann Mason and the Blue Hill deposits, which host Indicated (Ann Mason) and Inferred mineral resources. The Company reported the results of the Ann Mason deposit Preliminary Economic Assessment ("PEA") on October 24, 2012, amended October 15, 2014.

The Lookout Hill property includes Measured, Indicated and Inferred mineral resources at the Hugo North Extension deposit and Inferred mineral resources at the Heruga deposit. The Indicated resource at Hugo North Extension includes a Probable reserve, which is included in the first lift ("Lift 1") of the Oyu Tolgoi underground block cave mining operation. Lift 1 is scheduled to generate first development production in 2020, although underground development at Oyu Tolgoi is currently halted. A second lift (“Lift 2”) for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

The following is an overview of our two principal assets.

UNITED STATES – ANN MASON

One of Entrée’s principal assets is the Ann Mason Project in the Yerington District of Nevada.

The Ann Mason Project is currently defined by the mineral rights to 1,657 unpatented lode claims on public land administered by the Bureau of Land Management ("BLM"), and title to 33 patented lode claims. Together, these cover an area of approximately 12,730 hectares (31,456 acres). Entrée assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the acquisition of PacMag Metals Limited ("PacMag"). The Roulette, Blackjack, Shamrock and Ann South properties have been folded into the Ann Mason Project, which now includes the Ann Mason copper-molybdenum porphyry deposit, the Blue Hill copper deposit, the Blackjack IP, Blackjack Oxide and Roulette targets, and the Minnesota, Shamrock and Ann South copper skarn targets. Unless otherwise described below, Entrée has, or has an option to acquire, a 100% interest in the claims comprising the Ann Mason Project.

A total of 226 of the unpatented lode claims (formerly part of the Blackjack property) are subject to a mining lease and option to purchase agreement (the "MLOPA") with two individuals. The MLOPA provides for an option to purchase the claims for $500,000, a 3% net smelter returns ("NSR") royalty (which may be bought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500 until the commencement of sustained commercial production. The advance payments will be credited against future NSR royalty payments or the buy down of the royalty.

In September 2009, Entrée entered into an agreement with a third party whereby Entrée may acquire an 80% interest in 216 unpatented lode claims formerly known as the Roulette property. In order to acquire its interest, Entrée must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totaling $375,000 between the fifth and tenth anniversaries of the agreement ($50,000 paid to date); and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

Seventeen of the patented lode claims are subject to a 2% NSR royalty granted to a third party. In addition, 235 of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, are subject to a 0.4% NSR royalty.

Separate from the patented and unpatented lode claims comprising the Ann Mason Project, Entrée has an option to purchase 21 unpatented placer claims within the project boundaries, pursuant to an agreement entered into on April 30, 2014.  In consideration of the option and a grant of access over the placer claims for the purpose of locating its own unpatented lode claims, Entrée paid $35,000 and issued 250,000 common shares of the Company. Entrée may extend the option period to a maximum of five years, by making additional payments of $35,000 each on the six-month (paid), first, second, third and fourth anniversaries of the effective date of the agreement. Entrée may exercise the option at any time by paying a purchase price of $500,000. All cash option payments made by Entrée will be credited towards the purchase price.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

The illustration below depicts the target locations and current land status of the Ann Mason Project.

Preliminary Economic Assessment

On October 24, 2012, the Company announced the results of its PEA on the Ann Mason deposit. The Company subsequently filed a technical report titled "Amended and Restated Preliminary Economic Assessment on the Ann Mason Project Nevada, U.S.A." with an effective date of October 24, 2012, amended October 15, 2014 ("AMTR12"). AMTR12 was prepared by AGP Mining Consultants Inc. ("AGP"). The following information is summarized, derived or extracted from AMTR12. For a complete description of the assumptions, qualifications and procedures associated with the information in AMTR12, reference should be made to the full text of AMTR12, which is available for review on SEDAR located at www.sedar.com or on www.entreegold.com.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Key results from the PEA can be summarized as follows:

•
Base case, pre-tax net present value (using a 7.5% discount rate) ("NPV7.5") of $1.11 billion, internal rate of return ("IRR") of 14.8%, and payback of 6.4 years, based on long term metal prices of $3.00/lb copper, $13.50/lb molybdenum, $1,200/oz gold and $22/oz silver (the "Base Case").

•	Base Case, post-tax NPV7.5 of $690 million, IRR of 12.6%, and payback of 7.1 years.

•	Development (pre-production plus year 1) capital costs of approximately $1.28 billion, including contingency.

•	Average cash costs (net of by-product credits) of $1.46/lb copper (see "Non-US GAAP Performance Measurement" below).

•	Net annual undiscounted cash flow over the life of mine ("LOM") is approximately $227 million per year.

•	100,000 tonnes per day ("tpd") conventional open pit mine utilizing a conventional sulphide flotation mill with a 24 year mine life.

•	LOM production of 5.14 billion pounds of copper and 36.4 million pounds of molybdenum.

•	LOM strip ratio of 2.16:1 waste to mineralized material.

•	LOM average copper recovery of 93.5%.

•	Copper concentrate grading 30%.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

The following table summarizes the main economic parameters and outputs of the discounted cash flow, without taking into account the 0.4% NSR royalty granted to Sandstorm Gold Inc. ("Sandstorm") subsequent to the effective date of the PEA.

Table 1. Summary of Ann Mason PEA key financial outputs.
		Low Case	Base Case	High Case

Copper	$/lb	$2.75	$3.00	$3.25
Molybdenum	$/lb	$13.50	$13.50	$13.50
Silver	$/oz	$15.00	$22.00	$26.00
Gold	$/oz	$1,100	$1,200	$1,300
Metal Revenue (after smelting, refining, roasting, payable)	$ Million	$14,200	$15,600	$17,000
Net Present Value (Pre-Tax)
NPV (5%)	$ Million	$1,223	$1,918	$2,602
NPV (7.5%)	$ Million	$589	$1,106	$1,614
NPV (10%)	$ Million	$182	$576	$964
IRR		11.6%	14.8%	17.8%
Payback Period	Years (Year paid)	7.9 (Yr 8)	6.4 (Yr 7)	5.3 (Yr 6)
Net Present Value (Post-Tax)
NPV (5%)	$ Million	$807	$1,320	$1,814
NPV (7.5%)	$ Million	$304	$690	$1,062
NPV (10%)	$ Million	$(18)	$281	$568
IRR		9.8%	12.6%	15.1%
Payback Period	Years (Year paid)	8.6 (Yr 9)	7.1 (Yr 8)	6.0 (Yr 6)

The PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Resource Estimate

In 2012 Entrée contracted Quantitative Group Pty Ltd ("QG") to prepare an updated mineral resource estimate for the Ann Mason deposit. The current resource estimate is contained within a constraining Lerchs-Grossmann ("LG") pit shell, generated by AGP, and is based on approximately 33,000 metres of Entrée drilling in 30 holes and approximately 49,000 metres of historic drilling in 116 holes. The resource database also includes re-assaying of 6,333 samples from 44 historical Anaconda core holes, to allow molybdenum, gold and silver values to be estimated. At a base case lower cut-off of 0.20% copper, the deposit is estimated to contain an Indicated mineral resource of 1.14 billion tonnes ("Bt") at 0.33% copper and 0.006% molybdenum and an Inferred mineral resource of 0.873 Bt at 0.29% copper and 0.004% molybdenum. By-product levels of gold and silver were also estimated, and are shown in Table 2. The following table summarizes the mineral resource for the Ann Mason deposit:

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Table 2. Ann Mason Pit-Constrained Mineral Resource (Effective August 14, 2012)
Cut-off (% Cu)	Indicated
	Tonnes (million)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	lb Cu (billion)	lb Mo (billion)
0.15	1,233	0.31	0.006	0.02	0.55	8.53	0.16
0.20	1,137	0.33	0.006	0.02	0.57	8.15	0.15
0.25	912	0.35	0.006	0.03	0.60	7.02	0.12
0.30	639	0.38	0.006	0.03	0.64	5.37	0.09
0.35	388	0.42	0.007	0.03	0.69	3.58	0.06

Cut-off (% Cu)	Inferred
	Tonnes (million)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	lb Cu (billion)	lb Mo (billion)
0.15	1,017	0.27	0.004	0.03	0.61	6.16	0.10
0.20	873	0.29	0.004	0.03	0.65	5.59	0.08
0.25	594	0.32	0.004	0.04	0.73	4.20	0.05
0.30	330	0.36	0.004	0.04	0.81	2.60	0.03
0.35	152	0.40	0.004	0.04	0.86	1.34	0.01

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

AGP also prepared an initial resource estimate for the Blue Hill copper deposit, which is not included in the economic calculations of the PEA. Blue Hill is located 1.5 kilometres northwest of the Ann Mason copper-molybdenum porphyry deposit. The resource estimate was prepared as a first step in determining if Blue Hill could serve to generate early cash flow for Ann Mason, should the Ann Mason deposit advance to production.

The resource is reported within a LG pit shell, generated by AGP, and is based on Entrée’s drilling of 30 reverse circulation ("RC") and core holes totaling approximately 6,822 metres. In addition, the estimate incorporates approximately 2,381 metres of RC drilling (7 holes) and 1,057 metres of core drilling (2 holes) completed by PacMag, and 10 historic Anaconda RC and core holes totaling approximately 2,927 metres. The following table summarizes the pit-constrained mineral resource for the Blue Hill deposit (reported separately for oxide, mixed and sulphide copper mineralization):

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Table 3. Summary of Blue Hill Pit-Constrained Inferred Mineral Resource (Effective July 31, 2012)
Zone	Base Case Cut-off (Cu %)	Tonnes (Million)	Cu (%)	Cu (Million lb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide	0.10	47.44	0.17	179.37	---	---	---
Mixed	0.10	24.69	0.18	98.12	---	---	---
Oxide/Mixed Sub-total	0.10	72.13	0.17	277.49	---	---	---
Sulphide	0.15	49.86	0.23	253.46	0.005	0.01	0.3

Notes:
•	Molybdenum, gold and silver were estimated for the sulphide only.
•	Contained metal values are in-situ and not in consideration of metallurgical recoveries.
•	See the News Release dated October 29, 2012 for additional information.

The Blue Hill deposit underlies a 900 by 450 metre area. Combined oxide and mixed zones range up to 185 metres in thickness (thinning to the northwest) with the sulphide zone appearing at an average depth of 160 metres below surface. Mineralization remains open in several directions.

Preliminary metallurgy suggests the oxide and mixed copper mineralization is amenable to low-cost, heap leach and solvent extraction/electrowinning ("SX/EW") processing. Average copper recovery in the oxide mineralization in column leach testing is 86%, while the mixed material returned 83% recovery. The underlying sulphide-copper mineralization has only been tested with ten widely spaced holes and remains open in most directions.

MONGOLIA – LOOKOUT HILL

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant. The original Shivee Tolgoi and Javhlant exploration licences were converted into mining licences by the Mineral Resources Authority of Mongolia ("MRAM") in October 2009 as a condition precedent to the Oyu Tolgoi Investment Agreement. Shivee Tolgoi and Javhlant completely surround Oyu Tolgoi LLC’s ("OTLLC") Oyu Tolgoi mining licence and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit, respectively. These deposits are located within a land area that is subject to a joint venture between Entrée and OTLLC (the "Entrée-OTLLC Joint Venture"). OTLLC is owned 66% by Turquoise Hill Resources Ltd. (together with its wholly-owned subsidiaries "Turquoise Hill") and 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC).

The Shivee Tolgoi and Javhlant mining licences are divided between Entrée and the Entrée-OTLLC Joint Venture as follows:

•
The Entrée-OTLLC Joint Venture covers 39,807 hectares consisting of the eastern portion of Shivee Tolgoi and all of the Javhlant mining licence (the "Joint Venture Property"). The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds OTLLC’s Oyu Tolgoi mining licence. The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

•
The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") covers an area of 35,173 hectares. Shivee West is 100% owned by Entrée but is subject to a first right of refusal by OTLLC.

In February 2013, the Company entered into an equity participation and funding agreement (the "Funding Agreement") with Sandstorm that provided an upfront deposit (the "Deposit") from Sandstorm of $40 million. The Company will use future payments that it receives from its mineral property interests, including from the Joint Venture Property, to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the Joint Venture Property as follows:

•
25.7% of Entrée’s share of gold and silver, and 2.5% of Entrée’s share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Joint Venture Property (represented by the shaded upper right portion of the following illustration); and

•	33.8% of Entrée’s share of gold and silver, and 2.5% of Entrée’s share of copper, produced from the Javhlant mining licence (represented by the lower hatched portion of the following illustration).

In addition to the Deposit, upon delivery of the metal credits Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220/oz of gold, $5/oz of silver and $0.50/lb of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Joint Venture Property, the cash payment will increase to the lesser of the prevailing market price and $500/oz of gold, $10/oz of silver and $1.10/lb of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

In the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Joint Venture Property, which is not reversed during the abeyance period provided for in the Funding Agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance) and the metal credits that the Company is required to deliver will be reduced proportionately. In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

The Company is not required to deliver actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

The illustration below depicts the different areas of Lookout Hill:

On February 27, 2013, notice (the "Notice") was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the July 10, 2009 Order of the Ministry of Mineral Resources and Energy (the "2009 Order") registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves. The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council. The Notice further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration. On September 6, 2013, the head of MRAM ordered that the Hugo Dummett (including the Hugo North Extension) and Heruga reserves be registered. Entrée was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted.

Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since the Government of Mongolia temporarily restricted the joint venture licences from transfer in February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the 2009 Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Joint Venture Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. No agreements have been finalized.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Entrée-OTLLC Joint Venture

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in the Joint Venture Property. Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement, including its right of first refusal on Shivee West, were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, OTLLC. OTLLC is also the title holder of the Oyu Tolgoi mining licence, illustrated in the map above.

OTLLC undertook an exploration program which established the presence of two significant resources on the Joint Venture Property: the Hugo North Extension deposit immediately to the north of the Oyu Tolgoi mining licence and the Heruga deposit immediately to the south of the Oyu Tolgoi mining licence.

On June 30, 2008, OTLLC gave notice to Entrée that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Joint Venture Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property. The Earn-In Agreement provides that at such time as OTLLC completes its earn-in obligations, the parties will enter into a joint venture agreement in the form attached to the Earn-In Agreement. While the parties have not formally executed the joint venture agreement, the Entrée-OTLLC Joint Venture is operating under those terms.

Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée’s share of costs with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.

Investment by Rio Tinto in Entrée and Turquoise Hill

In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto plc (together with its wholly-owned subsidiaries, "Rio Tinto") indirectly took part in a private placement in the Company and became its then largest shareholder. At December 31, 2014, Rio Tinto owned approximately 11.3% of the Company’s issued and outstanding shares.

Following Rio Tinto’s investment in the Company in June 2005, Rio Tinto acquired, through a series of transactions, approximately 49% of Turquoise Hill’s issued and outstanding shares. On January 24, 2012, Rio Tinto announced that it had increased its ownership interest in Turquoise Hill to 51%. At that time, Rio Tinto was deemed to have acquired beneficial ownership over the common shares of the Company held by Turquoise Hill. At December 31, 2014, Turquoise Hill owned approximately 9.4% of the Company’s issued and outstanding common shares, which it acquired pursuant to the Earn-In Agreement. When combined with the common shares of the Company held by Rio Tinto, at December 31, 2014, Rio Tinto beneficially owned approximately 20.7% of the Company’s issued and outstanding shares.

Execution of Investment Agreement, Heads of Agreement and Memorandum of Agreement

The Minerals Law of Mongolia, which became effective on August 26, 2006, defines a mineral deposit of strategic importance (a "Strategic Deposit") as a mineral resource that may have the potential to impact national security, or the economic and social development of the country, or that is generating or has the potential to generate more than five percent (5%) of Mongolia’s gross domestic product in any given year.  Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget.  On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed an investment agreement (the "Investment Agreement") with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Joint Venture Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.

On December 8, 2010, Rio Tinto and Turquoise Hill entered into a Heads of Agreement (the "Heads of Agreement") which provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi project, among other things. Under the Heads of Agreement, Rio Tinto is entitled to appoint three of the nine directors of OTLLC (with Turquoise Hill appointing three and the Government of Mongolia appointing three (as directed within the Amended and Restated Shareholders Agreement among the parties (the "Shareholders’ Agreement") dated June 8, 2011)) and Rio Tinto assumes management of the building and operation of the Oyu Tolgoi project, which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property.

On April 18, 2012, Rio Tinto announced that it had signed a Memorandum of Agreement (the "MOA") with Turquoise Hill under which Rio Tinto agrees to support and provide certain elements of a comprehensive funding package that will underpin the development of the Oyu Tolgoi project. In accordance with the MOA, Rio Tinto assumed responsibility for all exploration operations on behalf of OTLLC, including exploration on the Joint Venture Property.

Oyu Tolgoi Development and Funding

As reported by Turquoise Hill, overall construction of the first phase of the Oyu Tolgoi project (OTLLC’s Southern Oyu open pits) was essentially complete at the end of 2012. First ore was processed through the concentrator on January 2, 2013 and production of the first copper-gold concentrate followed on January 31, 2013. The first shipment of copper concentrate was sent to customers in China on July 9, 2013. On October 14, 2013, Turquoise Hill reported that the concentrator was operating at name-plate capacity of approximately 100,000 tonnes of ore processed per day.

As reported by Turquoise Hill, on April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms for long-term project financing for Oyu Tolgoi. On July 28, 2013, following receipt of notification from the Government of Mongolia that project financing for the Oyu Tolgoi underground mine would require approval by the Mongolian Parliament, Turquoise Hill announced that funding and all work on the underground development of Oyu Tolgoi would be delayed. On August 12, 2013, development of the underground mine, including Lift 1 of the Entrée-OTLLC Joint Venture’s Hugo North Extension deposit, was suspended. However, Turquoise Hill reported that the feasibility study for expansion of the Oyu Tolgoi mine was ongoing.

On September 22, 2014, Turquoise Hill announced that the 2014 Oyu Tolgoi Feasibility Study ("OTFS14") has been finalized and presented to the board of directors of OTLLC. The OTFS14 contains two production cases – the 2014 Reserve Case and the 2014 Life of Mine (LOM) Case. The OTFS14 is subject to approval by OTLLC’s shareholders and the Mongolian Minerals Council.

On November 10, 2014, Turquoise Hill announced that it continues to engage with the proposed project financing lender group and has kept both the international financial institutions and the commercial banks informed of the status of discussions with the Government of Mongolia. The commitments from the commercial bank consortium formally expired on September 30, 2014. Timing of any lender commitment extension requests will be determined when definitive progress or resolution has been made on the shareholder matters. The lending group continues to be supportive of Oyu Tolgoi project finance and current indications are that a suitable project financing package would be available upon resolution of the shareholder matters; however this is not guaranteed.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

On November 10, 2014, Turquoise Hill stated that underground development is subject to: (1) successful resolution of the mine’s remaining shareholder issues, including the tax situation described under "Investment Agreement and the Mongolian Government" below; (2) agreement of a comprehensive funding plan including project finance; (3) approval of the OTFS14 by the OTLLC shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the mine’s operations and development.

On January 19, 2015, Turquoise Hill announced that the full year 2014 production for Oyu Tolgoi was 148,400 tonnes of copper and 589,000 ounces of gold in concentrates, which is in line with its 2014 production guidance. In 2015, Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates.

Investment Agreement and the Mongolian Government

On October 15, 2012, Turquoise Hill announced that it, along with OTLLC and Rio Tinto, had rejected a request from the Mongolia Ministry of Mining to renegotiate the Investment Agreement. This followed re-affirmation by the Mongolian Government in October 2011 that the Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.

In early 2013, Turquoise Hill announced that a number of substantive issues had been raised by the Government of Mongolia relating to implementation of the Investment Agreement and Shareholders’ Agreement, including Oyu Tolgoi project development and costs, operating budget, project financing, management fees and governance. On August 12, 2013, development of the Oyu Tolgoi underground mine was suspended pending the resolution of outstanding OTLLC shareholder issues.

On June 23, 2014, Turquoise Hill announced that OTLLC had received an audit report from the Mongolian Tax Authority claiming unpaid taxes, penalties and disallowed entitlements associated with the initial development of the Oyu Tolgoi mine. Turquoise Hill advised that any element of the claim that amounts to a breach of the tax stabilization provisions of the Investment Agreement will trigger the dispute resolution process outlined in the Investment Agreement. On June 25, 2014, Turquoise Hill confirmed that OTLLC has paid all taxes and charges as required under the Investment Agreement. Turquoise Hill has reported that given the nature of the tax assessment and the breaches of the Investment Agreement, two formal dispute resolution processes have been undertaken. First, OTLLC has given formal notice to the Government of Mongolia of a dispute under the Investment Agreement. The Investment Agreement provides that if the parties are unable to reach a resolution during a 60-day negotiation period, the dispute can be referred to international arbitration. Although the notice period has been completed, OTLLC has reserved its rights to commence a formal international arbitration proceeding. Secondly, OTLLC appealed the assessment to the Tax Dispute Resolution Council of the General Taxation Authority of Mongolia. On September 22, 2014, Turquoise Hill announced that while the Tax Dispute Resolution Council issued a ruling that reduced the amount of tax, interest and penalties claimed to be payable by OTLLC, from approximately $127 million to approximately $30 million, there are aspects of the ruling that require further clarification. In October 2014, OTLLC submitted an appeal of the outcome from the Tax Dispute Resolution Council to the Administrative Appellate Court. On November 10, 2014, Turquoise Hill reported that OTLLC maintains that certain items remaining under dispute are breaches of the Investment Agreement and it has reserved its rights to dispute these breaches under the process outlined in the Investment Agreement.

On November 10, 2014, Turquoise Hill reported that it and Rio Tinto have made an offer to the Government of Mongolia to resolve the shareholder matters in a manner which Turquoise Hill believes is beneficial to all stakeholders. Upon successful resolution of shareholder matters, Turquoise Hill and Rio Tinto intend to formalize the agreement between the parties, which will be in alignment and accordance with the Investment Agreement and the Shareholders’ Agreement.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Investment Agreement and Entrée

The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-OTLLC Joint Venture. The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement coming into effect. The Shivee Tolgoi and Javhlant mining licences were issued on October 27, 2009, and the Investment Agreement took legal effect on March 31, 2010.

The Ministry of Mining has advised Entrée that it considers the deposits on the Joint Venture Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No 57 dated July 16, 2009 of the State Great Khural.  However, at the time of negotiation of the Investment Agreement, Entrée was not made a party to the Investment Agreement, and as such does not have any direct rights or benefits under the Investment Agreement.

OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement or a separate stability agreement on substantially similar terms to the Investment Agreement. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Joint Venture Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Investment Agreement. In order to receive the benefits of the Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture, Entrée LLC or the economic benefit of Entrée’s interest in the Joint Venture Property, or the royalty rates applicable to Entrée’s share of the Joint Venture Property mineralization. No agreements have been finalized.

Joint Venture Property and the Mongolian Government

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected, but not yet formally confirmed by the Government, that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

The Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated. As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Joint Venture Property will likely be considered unnecessary.

On February 27, 2013, Notice was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the 2009 Order registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves. The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council. The Notice further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration. On September 6, 2013, the head of MRAM ordered that the Hugo Dummett (including the Hugo North Extension) and Heruga reserves be registered. Entrée was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted.

Legislation

On November 1, 2013, a new Investment Law came into effect in Mongolia. The new law is aimed at reviving foreign investment by easing restrictions on investors in key sectors such as mining and by providing greater certainty on the taxes they must pay. The new law replaces two previous laws, including the Law of Mongolia on the Regulation of Foreign Investment in Business Entities Operating in Sectors of Strategic Importance ("SEFIL"). The full impact of the new Investment Law is not yet known.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector.

On July 1, 2014, the Mongolian Parliament passed the Law on the Amendments to the Minerals Law which amends the 2006 Minerals Law (the "2014 Amendments"). In addition, the Mongolian Parliament also passed a separate law which repeals the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years, extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder’s subcontractors as well, and make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, among other changes.

On February 18, 2015, the Mongolian Parliament adopted the Amendment Law to the Minerals Law of 2006 (the "2015 Amendment"), which purports to allow a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government’s 34% equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government.  The amount of the royalty payment would vary depending on the Strategic Deposit.  The full impact of the 2015 Amendment is not yet known.

The State Minerals Policy contemplates the establishment of a “Policy Council” with representatives of the State, investors, professional associations and the public, to make recommendations and support the implementation of the State Minerals Policy. The State Minerals Policy sets out a broad timetable for implementation of its objectives, with legislative reform to be implemented in 2014 and 2015, implementation of the principles of the State Minerals Policy to take place between 2014 and 2025, and assessment of the implementation of the State Minerals Policy to occur between 2020 and 2025.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

The Ministry of Finance and Ministry of Economic Development have also released drafts of new tax laws and amendments which include provisions related to taxation of foreign legal entities in Mongolia and more detailed rules for taxation of mining companies.

Mineral Resource and Reserve Estimates

On October 28, 2014, Turquoise Hill released a technical report ("2014 OTTR") based on the updated technical, production and cost information contained in the OTFS14. The OTFS14 updates the Reserve Case reported in the Company’s March 28, 2013 technical report titled "Technical Report 2013 on the Lookout Hill Property Ömnögovi, Mongolia" ("LHTR13") and is the most likely mining scenario for reserves exploited in Lift 1 of the Entrée-OTLLC Joint Venture’s Hugo North Extension deposit, and from OTLLC’s Southern Oyu Tolgoi ("SOT") open pit. The 2014 OTTR also updates resources and reserves for the Hugo North deposit, including the Hugo North Extension deposit.

On October 28, 2014, Turquoise Hill announced that pursuant to discussions with Turquoise Hill’s principal regulator following the filing of Turquoise Hill’s press release on September 22, 2014 titled Oyu Tolgoi Finalizes Underground Feasibility Study, and in order to comply with the requirements of NI 43-101, the 2014 OTTR does not present the economic analysis of the 2014 LOM Case or economic analysis for any potential expansion options that would include inferred resources.

On November 3, 2014, the Company filed a news release on SEDAR at www.sedar.com reporting on changes and impacts from OTFS14 specific to the Entrée-OTLLC Joint Venture. The Company does not consider the changes to the Entrée-OTLLC Joint Venture mineral resources and mineral reserves in OTFS14 from those reported in LHTR13 to constitute a material change in relation to the Company, and accordingly the Company does not intend to file an updated NI 43-101 technical report to support the news release.

The updated Hugo North Extension reserve estimate was completed independently by Bernard Peters, B. Eng. (Mining), FAusIMM, employed by OreWin Pty Ltd ("OreWin") as Technical Director – Mining, a QP for the purposes of NI 43-101. The updated Hugo North Extension resource estimate was completed independently by Sharron Sylvester, B.Sc. Geology, MAIG (RPGeo), employed by OreWin as Technical Director – Geology, a QP for the purposes of NI 43-101. The following information is summarized, derived or extracted from LHTR13, as updated by the Company’s November 3, 2014 news release. For a complete description of the assumptions, qualifications and procedures associated with the information, reference should be made to the full text of LHTR13 and the Company’s November 3, 2014 news release, which are available for review on SEDAR located at www.sedar.com or on www.entreegold.com.

The underground mineral reserves for Lift 1 of the Hugo North deposit, including Lift 1 of the Entrée-OTLLC Joint Venture’s Hugo North Extension deposit, were updated in OTFS14. The probable reserve for Hugo North Extension – Lift 1 effective as of September 20, 2014 totals 35 million tonnes ("Mt") grading 1.59% copper and 0.55 grams per tonne ("g/t") gold (Table 4).

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Table 4. Entrée-OTLLC Joint Venture Mineral Reserve, September 20, 2014
Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (M lb)	Au (koz)	Ag (koz)
Proven	-	-	-	-	-	-	-	-
Probable	35	99.69	1.59	0.55	3.72	1,121	519	3,591
Total Entrée-OTLLC Joint Venture	35	99.69	1.59	0.55	3.72	1,121	519	3,591

Notes:

•	Table shows only the part of the mineral reserve on the Entrée-OTLLC Joint Venture portion of the Shivee Tolgoi licence.

•	OTFS14 mineral reserves have the effective date September 20, 2014.

•
Metal prices used for calculating the Hugo North Extension underground NSR are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the mineral reserves work. The analysis indicates that the mineral reserves are still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•
For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes measured and indicated mineral resources below the resource cut-off grade. It also includes inferred mineral resources, which have been assigned a zero grade and treated as dilution.

•	For Hugo North Extension measured and indicated mineral resources were used to report probable mineral reserves.

•
Shivee Tolgoi mining licence and the Javkhlant mining licence are held by Entrée. The Entrée-OTLLC Joint Venture’s portion of the Shivee Tolgoi licence and the Javkhlant licence are planned to be operated by OTLLC. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 metres, and 30% above this depth.

•	Metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz.

•	The mineral reserves reported above are not additive to the mineral resources.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Table 5. 2014 Summary Production and Financial Results
Description	Units	Reserve Case
Total Inventory OT and EJV Lift 1 and SOT		Mineral Reserve
Production Rate (average)	Mt/a	36.5
Total Processed - OT and EJV	Bt	1.5
Production Years – Total	Years	41
Metal Prices
Copper	$/lb	3.08
Gold	$/oz	1,304
Silver	$/oz	21.46
Entrée-OTLLC Joint Venture Property Results
Processed	Mt	35
NSR	$/t	99.69
Cu Grade	%	1.59
Au Grade	g/t	0.55
Ag Grade	g/t	3.72
Cu Recovered	billion lb	1.1
Au Recovered	Moz	0.5
Ag Recovered	Moz	3.6
NPV (8%) After Tax (long-term prices) (Entrée’s 20% interest only)	$M	102

Notes:

•
Metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•	For mine planning the metal prices used to calculate block model NSR were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

•	Underground (including some mining costs) costs used to determine cut-off grades are based on $15.34/t.

•
For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes indicated mineral resources below the resource cut-off grade. It also includes inferred mineral resources, which have been assigned a zero grade and treated as dilution.

•	For Hugo North Extension, measured and indicated mineral resources were used to report probable mineral reserves.

•
"EJV" is the Entrée-OTLLC Joint Venture. The Shivee Tolgoi mining licence and the Javkhlant mining licence are held by Entrée. The Entrée-OTLLC Joint Venture’s portion of the Shivee Tolgoi licence and the Javkhlant licence are planned to be operated by OTLLC. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 metres, and 30% above this depth.

•	The mineral reserves reported above are not additive to the mineral resources.

•
Economic analysis has been calculated from the start of 2015 and excludes 2014. Costs shown are real costs not nominal costs. Expansion capital includes only direct project costs and does not include non-cash shareholder interest, management fees, tax pre-payments, forex adjustments, or exploration phase expenditures.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Of significance to Entrée:

•
Hugo North Extension probable reserve increased to 35 Mt at 1.59% copper, 0.55 g/t gold and 3.72 g/t silver. This has resulted in a 2.8% increase in recovered copper and an 11.2% increase in recovered silver.

•
Hugo North Extension NSR is $99.69/t (calculated from the financial model). The NSR calculation reflects the net value received for the ore by the mine (after all costs and charges). An NSR has been calculated on a US Dollar per tonne basis for each of the mineral reserve areas. The Hugo North Extension has the highest NSR calculated for all the deposits at Oyu Tolgoi.

•
2014 Reserve Case after tax net present value (using an 8% discount) ("NPV8%") decreased to $102 million from $110 million in the LHTR13. This is mainly due to a development delay on the Hugo North block cave and a subsequent two year delay on the Hugo North Extension ore. The NPV8% case is also impacted by more cautious cave performance assumptions, which led to a reduction in recovered metal and a slowing of cave ramp-up.

•
A significant portion of the mineralization on the Joint Venture Property has not been included in the updated mining plan and remains in the mineral resource category, including Hugo North Extension – Lift 2 and the Heruga deposit.

The summary of the Entrée-OTLLC Joint Venture mineral resources is presented in Table 6. The base case cut-off grade of 0.37% copper equivalent ("CuEq") remains the same as in the LHTR13. The resource model has been updated for the Hugo North Extension deposit but remains the same as reported previously for Heruga. The formula used to calculate copper equivalency has been updated in 2014 for each deposit.

The mineral resources, which are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Definition Standards for Mineral Resources and Mineral Reserves and prepared in accordance with NI 43-101, have various effective dates:

•	Hugo North Extension	28 March 2014

•	Heruga	30 March 2010

The contained copper, gold, silver, and molybdenum estimates in the mineral resources tables have not been adjusted for metallurgical recoveries. However, the differential recoveries were taken into account when calculating the copper equivalency formulae.

The Hugo North Extension resource model is based on a new geological interpretation and refined structural model for Hugo North Extension. The new Hugo North Extension indicated mineral resource is very similar to previous estimates, whereas the new Hugo North Extension inferred mineral resource has increased the estimated tonnage by 34% from the previous (LHTR13) estimate with modest increases in grades. The 2014 revised CuEq formula for Hugo North Extension accounts for a negligible drop in the overall resource tonnage (<0.1%) and copper equivalent metal (0.25%) relative to the previous mineral resource estimate.

The Heruga resource model has not been updated; however, grades and tonnage have been revised slightly because of changes to the CuEq calculation and resultant changes to blocks contained within the CuEq cut-off grade. The 2014 revised CuEq formula has had a more pronounced effect on the Heruga mineral resource estimate, with a 7% drop in tonnage, a 4% drop in copper, gold, silver, and molybdenum contained metals, and a 10% drop in copper equivalent metal relative to LHTR13.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Table 6. Entrée-OTLLC Joint Venture Mineral Resources (0.37% CuEq cut-off)
Classification	Deposit	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)
Hugo North Extension Deposit (0.37% CuEq Cut-Off) - Effective Date 28 March 2014
Measured	EJV	1	1.43	0.12	2.86	39.4	1.52
Indicated	EJV	128	1.65	0.55	4.12	33.6	1.99
Inferred	EJV	179	0.99	0.34	2.68	25.4	1.20
Heruga Deposit (0.37% CuEq Cut-Off) - Effective Date 30 March 2010
Inferred	EJV	1,700	0.39	0.37	1.39	113.2	0.64

Classification	Deposit	Tonnage (Mt)	Contained Metal
			Cu (Mlb)	Au (koz)	Ag (koz)	Mo (Mlb)	CuEq (Mlb)
Hugo North Extension Deposit (0.37% CuEq Cut-Off) - Effective Date 28 March 2014
Measured	EJV	1	35	4	103	0.1	38
Indicated	EJV	128	4,663	2,271	16,988	9.5	5,633
Inferred	EJV	179	3,887	1,963	15,418	10.0	4,730
Heruga Deposit (0.37% CuEq Cut-Off) - Effective Date 30 March 2010
Inferred	EJV	1,700	14,610	20,428	75,955	424	24,061

Notes:

•	The contained gold and copper estimates in the tables have not been adjusted for metallurgical recoveries.

•	The 0.37% CuEq cut-off is equivalent to the underground mineral reserve cut-off determined by OTLLC.

•	The mineral resources include mineral reserves.

•
CuEq has been calculated using assumed metal prices ($3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum). Mo grades outside of Heruga are assumed to be zero for CuEq calculations.

o	HNE (EJV) CuEq% = Cu% + ((Au (g/t) x 1,250 x 0.0321507 x 0.913) + (Ag (g/t) x 20.37 x 0.0321507 x 0.942)) / (3.01 x 22.0462)

o	Heruga CuEq% = Cu% + ((Au (g/t) x 1,250 x 0.0321507 x 0.911) + (Ag (g/t) x 20.37 x 0.0321507 x 0.949) + (Mo (ppm) x 11.9 x 0.0022046 x 0.736)) / (3.01 x 22.0462)

•	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

•
EJV is the Entrée-OTLLC Joint Venture. The Shivee Tolgoi and Javkhlant mining licences are held by Entrée. The Entrée-OTLLC Joint Venture’s portion of the Shivee Tolgoi licence and the Javkhlant licence are planned to be operated by OTLLC. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 metres, and 30% above this depth.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

SELECTED ANNUAL FINANCIAL INFORMATION

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

Total Revenues	$-	$-	$-
Net Loss	(8,669,188)	(11,422,025)	(15,196,129)
Net loss per share, basic and diluted	(0.06)	(0.08)	(0.12)
Working capital	32,603,711	46,394,496	4,699,256
Total assets	79,690,498	97,395,105	64,173,530
Total long term liabilities	44,269,904	50,956,860	15,286,041
(1) Working Capital is defined as Current Assets less Current Liabilities.

For the year ended December 31, 2014, net loss was $8,669,188 compared to $11,422,025 in the year ended December 31, 2013. During the year ended December 31, 2014, Entrée incurred lower operating expenditures primarily due to a combination of lower general and administration expense and higher foreign exchange gains. As at December 31, 2014, working capital was $32,603,711 compared to $46,394,496 as at December 31, 2013. The decrease in working capital is primarily the result of cash used in operations during the period. As at December 31, 2014, total assets were $79,690,498 compared to $97,395,105 as at December 31, 2013. The decrease in total assets over the prior year is primarily the net effect of a decrease in working capital described above. As at December 31, 2014, total long term liabilities were $44,269,904 compared to $50,956,860 as at December 31, 2013. The decrease in long term liabilities over the prior year is largely due to a decrease in deferred income tax liabilities and decreased deferred revenue resulting from unrealized foreign currency translation gains.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013

Exploration	$9,018,994	$5,808,316
General and administrative	3,936,413	5,510,641
Consultancy and advisory fees	830,623	1,941,130
Impairment of mineral property interests	552,095	437,732
Interest expense	264,869	260,453
Stock-based compensation	251,390	1,422,297
Loss from equity investee	107,907	146,051
Depreciation	65,517	102,941
Fair value adjustment of asset backed
commercial paper	-	(147,564)
Gain on sale of mineral property interest	(28,096)	(451,892)
Current income tax expense (recovery)	(123,255)	319,112
Interest income	(295,023)	(431,596)
Foreign exchange gain	(1,978,854)	(1,113,728)
Deferred income tax recovery	(3,933,392)	(2,381,868)
Net loss	$8,669,188	$11,422,025

Exploration expenditures are summarized as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013

US	$7,066,997	$3,940,264
Mongolia	1,672,341	1,355,493
Other	315,549	807,235
Total costs	9,054,887	6,102,992
Less stock-based compensation	(35,893)	(294,676)
Total expenditures, cash	$9,018,994	$5,808,316

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

UNITED STATES

Ann Mason Project, Nevada

The Ann Mason Project, located in the Yerington District of Nevada, is one of Entrée’s core assets.  With the completion of a positive PEA in 2012, Entrée began evaluating the most efficient and effective way of advancing the Ann Mason Project towards prefeasibility.  A prefeasibility drill program was undertaken between August 2014 and late January 2015.  The Company commenced a prefeasibility metallurgy program in the first quarter of 2015 and plans to release an updated resource estimate for the Ann Mason deposit and an updated PEA in the second quarter of 2015. In addition, the Company is considering strategic partnerships, joint ventures and similar arrangements that would help facilitate the development of the project. To date, excluding any capitalized mineral property acquisition costs, Entrée has expended approximately $27.1 million on the Ann Mason Project.

From April to July 2013, Entrée completed 993 metres of RC pre-collar drilling and 2,159 metres of core drilling in five holes to test the Ann Mason and Blue Hill deposits and other nearby exploration targets. Holes varied in depth from 502 to 811 metres.

At the Ann Mason deposit, core drilling in 2013 was designed to test for extensions of mineralization within the current pit design, primarily along the northeast and northwest margins of the deposit. Three of the five core holes drilled at Ann Mason extended copper mineralization 190 metres to 250 metres northwest and northeast of the deposit. Near the east end of the deposit, hole EG-AM-13-035 intersected 220 metres (from 262 metres depth) averaging 0.30% copper, 0.07 grams per tonne ("g/t") gold and 1.70 g/t silver. Included within the intersection is a higher-grade interval of 100 metres grading 0.43% copper, 0.11 g/t gold and 2.75 g/t silver. Drill holes EG-AM-13-033 and 034, on the northeast side of the deposit, returned 310 metres of 0.21% copper and 46.0 metres of 0.27% copper, respectively and extend copper mineralization up to 250 metres northeast of the current mineral resource. Ann Mason mineralization remains open in several directions and further drilling programs will be needed to test this potential.

Two shallow, widely-spaced RC holes (totalling 180 metres) were completed about 500 to 900 metres to the west of Ann Mason to test a new, near-surface oxide copper target. Holes EG-AM-13-038 and 039 encountered narrow intervals of 0.16% to 0.20% oxide copper within strong, quartz-sericite-pyrite alteration. Deeper sulphide potential below these holes remains untested.

2013 drilling at Blue Hill successfully located westward extensions of the current deposit; however, to the east, oxide and mixed mineralization is truncated by the low angle Blue Hill Fault. Although most recent drill holes mainly tested oxide mineralization, two diamond holes (EG-BH-11-019 and 021) were drilled east of the oxide copper zone to test deeper sulphide copper potential. Drilling of the underlying sulphide target remains very widely-spaced, but has identified a target area more than one kilometre in width, which remains open in most directions. Significant molybdenum mineralization was also intersected in two of the drill holes targeting the sulphide mineralization.

Hole EG-BH-11-031, located approximately one kilometre east of Blue Hill, intersected a near-surface zone of copper-oxide mineralization assaying an average of 0.28% copper over 13.8 metres from a depth of 22.2 metres.

Baseline environmental studies commenced in the second quarter of 2013, and included wildlife, biology, archaeology and cultural surveys and Waters of the US ("WOUS") delineation. These studies were largely complete in early 2014 except for raptor field surveys, final report writing, and a follow-up WOUS submission to the US Corps of Engineers. An amendment to expand Entrée’s existing Plan of Operations and minor modification of its Nevada Reclamation Permit, were accepted by the Nevada Division of Environmental Protection and the BLM in early 2014. An additional bond, in the amount of $31,276, was posted by Entrée in June 2014. Wildlife, vegetation and cultural field surveys and reports were complete by late 2014 and no significant obstacles to the development of Ann Mason were identified. The US Corps of Engineers has verbally approved the WOUS report finding of no wetlands subject to US Corps of Engineers jurisdiction within the Ann Mason Project area but are now waiting for United States Environmental Protection Agency approval.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

On July 16, 2014, the Company announced the commencement of an approximately $5 million prefeasibility drill program, designed to upgrade the mineral resources contained in the PEA Phase 5 pit from Indicated and Inferred to a mix of Measured and Indicated categories. The infill drill program commenced in August 2014 and was completed in late January 2015.  The program comprised 40 holes and a total of approximately 19,265 metres combined RC pre-collars and core.

RC pre-collars were generally restricted to barren, overlying volcanics.  Drilling changed to HQ  diameter core which was continually sampled over 2 metre intervals once mineralized rocks of the Yerington batholith were encountered or hole conditions dictated the change to core.  Depths of holes ranged from 275 metres to 885 metres, depending on position within the Phase 5 pit, and hole angles varied from -60 to -90 degrees.

Samples were submitted to ACME Labs in Reno and Elko for sample preparation and forwarded by ACME to their laboratory in Vancouver for analysis. Prepared standards, blanks and duplicates were inserted at the project site to monitor the quality control of the assay data.  Entrée has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping and storage.

On January 21, 2015, the Company reported assay results from the first 20 holes with the remaining 20 holes being reported on March 10, 2015.  Highlights include:

•	EG-AM-14-041, located near the centre of the deposit, with 390 metres of 0.35% copper;

•	EG-AM-14-043, located near the centre of the deposit, with 409 metres of 0.35% copper;

•	EG-AM-14-046, the eastern-most drill hole, with 112.3 metres of 0.34% copper;

•	EG-AM-14-050, with 176 metres of 0.35% copper;

•	EG-AM-14-057, with 327.4 metres of 0.38% copper, including 0.42% copper and 0.12 g/t gold over 200 metres;

•	EG-AM-14-059, with 466 metres of 0.31% copper;

•	EG-AM-14-065 with 150 metres of 0.38% copper;

•	EG-AM-14-067, with 377 metres of 0.32% copper;

•	EG-AM-14-073, on the northeast rim of the deposit, with 102 metres of 0.36% copper; and

•	EG-AM-14-076, immediately northwest of 043, with 190 metres of 0.34% copper and a separate interval of 180 metres of 0.38% copper.

25 of the 40 holes ended in mineralization (copper values greater than the 0.15% copper cut-off).  Lower grade holes tend to be located toward the northern-most border of the Phase 5 pit, in areas where strong mineralization was not expected.  Only one hole, EG-AM-14-049, drilled along the northernmost border of the Phase 5 pit, failed to return any significant results.

The area between the Ann Mason and Blue Hill deposits has seen only wide-spaced, mostly shallow drilling to date and remains a high priority target for future exploration for both additional sulphide and oxide mineralization. South of Ann Mason, soil surveying and mapping suggests potential for near surface oxide copper mineralization which could have a positive impact on the Ann Mason Project.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Several other high-priority targets on the Ann Mason Project property require further exploration. These include the Roulette, Blackjack IP and Blackjack Oxide targets and the Minnesota copper skarn target. In the Blackjack area, induced polarization ("IP") and surface copper oxide exploration targets have been identified for drill testing. The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies. The Shamrock and Ann South targets comprise several small-scale historical mines and skarn-related copper showings in the southeast portion of the project.

For the year ended December 31, 2014, Ann Mason Project expenditures were $6,950,618 compared to $3,807,805 during the year ended December 31, 2013. The higher expenses in the year ended December 31, 2014 resulted primarily from an increase in drilling activities.

Lordsburg, New Mexico

On May 2, 2012, Entrée entered into an agreement (the "Purchase Agreement") to purchase a 100% interest in two porphyry copper targets in New Mexico - the Lordsburg property and the Oak Grove property. In September 2013 Entrée abandoned the Oak Grove property and recorded an impairment of mineral property interests of $437,732.

Pursuant to the Purchase Agreement, Entrée paid $100,000 and issued 500,000 common shares of the Company. The Lordsburg property is subject to a 2% NSR royalty, which may be bought down to 1% for $1 million if the buydown option is exercised on or before January 1, 2015. The buydown option may be extended to January 1, 2016 or January 1, 2017, in which case the buydown price will be $2 million and $200,000 will be payable for each 12 month extension. The buydown price and extension payments are payable in cash or a combination of cash and common shares at Entrée’s election.

The Lordsburg claims cover 2,013 hectares adjacent to the historic Lordsburg copper-gold-silver district in New Mexico. Drilling at Lordsburg has been successful in discovering a porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization. Future drilling will be directed towards expanding the existing drill defined copper and gold zone. No exploration work was completed in 2013 or 2014.

The proposed Plan of Operations for Lordsburg has been approved by the BLM and an Application to Conduct Mineral Exploration has been approved by the New Mexico Division of Mining and Minerals. The Lordsburg Plan of Operations/Environmental Assessment and Application to Conduct Mineral Exploration provides for drilling on 65 additional sites and 28.2 acres of surface disturbance.

MONGOLIA

Lookout Hill – Joint Venture Property

In mid-December 2012 a drill hole was collared at the north end of Heruga on the Javhlant licence but directed northwest onto the Oyu Tolgoi licence. In early February 2013, the hole passed onto the Oyu Tolgoi licence at a depth of approximately 1,500 metres and still above the mineralized zone. The hole terminated February 26, 2013 at a depth of 2,067 metres within the Oyu Tolgoi licence. No exploration has been completed by OTLLC on the Joint Venture Property since February 2013 and no work is currently planned for 2015.

Since formation, and as of December 31, 2014, the Entrée-OTLLC Joint Venture had expended $26.9 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on Entrée’s behalf the required cash participation amount of $6.4 million, equal to 20% of the $26.9 million incurred to date, plus interest at prime plus 2%.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Lookout Hill - Shivee West

Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence.

No work has been completed on Shivee West in the year ended December 31, 2014. The Company does not anticipate significant exploration and development on Shivee West until the current regulatory environment in Mongolia has been stabilized.

For the year ended December 31, 2014, Shivee West expenses were $1,672,341 compared to $1,355,493 during the year ended December 31, 2013. The higher expenses in 2014 compared to 2013 resulted from higher legal fees and sales taxes, penalties and interest expenses, partially offset by lower personnel expenses and travel fees.

AUSTRALIA

Blue Rose Joint Venture

Entrée has a 55.32% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd, now a subsidiary of Atlas Iron Limited (ASX:AGO) ("Atlas"), retaining a 44.68% interest. The property is located in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide. Magnetite iron formations occur in the southern portion of this 1,000 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement. The joint venture covers tenement EL5129, which was granted on July 19, 2012, for a 3-year term.

In September 2010, the joint venture entered into an agreement with Bonython Metals Group Pty Ltd ("BMG"), a private Australian resource company. BMG purchased 100% of the iron ore rights on the joint venture property in exchange for 6% of BMG’s future issued capital. On February 27, 2012, the Federal Court of Australia ordered that BMG be wound up; a liquidator has been appointed. In October 2013, pursuant to an agreement whereby a third party acquired the Blue Rose joint venture’s iron ore rights from BMG, Entrée received the first of two cash payments of A$475,778 plus GST. The third party is currently in breach of this agreement as a consequence of failing to make the second required payment.

Soil sampling was completed by the joint venture in August 2011 over the Golden Sophia shallow gold target. The survey confirmed the historic Battle Mountain gold in soil anomaly and defined a new, linear gold anomaly located approximately 700 metres to the northeast.

On October 23, 2013, the Blue Rose joint venture filed a Part 9B native title application under the South Australia Mining Act and the Wilyakali and Ngadjuri groups registered as native title claimants. Native title agreements must be concluded with claimants prior to any exploration on the joint venture licence. A native title agreement was signed with the Wilyakali group in December 2013 and an agreement with the Ngadjuri group was signed in late March 2014.

During the year ended December 31, 2014, the Company recorded an impairment of mineral property interests of $552,095.

PERU

In September 2010, Entrée entered into a conditional agreement with a private Peruvian company whereby Entrée may acquire an initial 70% interest in the Lukkacha property located in Tacna Province of southeastern Peru. The property is situated within 50 kilometres of the international border with Chile, and initiation of work is subject to Entrée obtaining a Supreme Decree allowing it to work on the property. Subject to obtaining the Supreme Decree, Entrée may earn a 70% interest by making cash payments totaling $215,000 and expending a minimum of $1.5 million on exploration, to include a minimum 6,000 metres of diamond drilling, within 24 months. Once Entrée has earned a 70% interest, it may acquire a further 30% interest by paying the vendors $2 million within 24 months. The vendors would retain a 2% NSR royalty, half of which may be purchased at any time for $1 million.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

The property consists of seven concessions totaling 4,400 hectares which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico. The property has never been drilled and represents a unique opportunity for early stage exploration within an under-explored major copper district. Further exploration is dependent on receipt of the Supreme Decree. As a first step in obtaining the Supreme Decree, a joint military inspection of the property took place on September 12, 2013. The military submitted a favourable written opinion to the General Secretary of the Ministry of Defense on September 15, 2013. During  2014, the Company held several meetings with the local village to discuss completion and registration of a community economic and land use agreement.

For the year ended December 31, 2014, Lukkacha expenses were $78,925 compared to $134,454 during the year ended December 31, 2013.

GENERAL AND ADMINISTRATIVE

For the year ended December 31, 2014, general and administrative expense, excluding foreign exchange gains and losses and before stock-based compensation, was $3,936,413 compared to $5,510,641 during the year ended December 31, 2013. The decrease in 2014 was due primarily to decreases in personnel expenses, legal fees and travel expenses compared to 2013.

STOCK-BASED COMPENSATION

For the year ended December 31, 2014, stock-based compensation expense was $251,390 compared to $1,422,297 during the year ended December 31, 2013. During the year ended December 31, 2014, 2,815,000 options were granted with a fair value of $251,390, compared to 7,560,000 options that were granted with a fair value of $1,421,371 during the year ended December 31, 2013.

INTEREST INCOME AND EXPENSE

For the year ended December 31, 2014, interest expense was $264,869 compared to $260,453 during the year ended December 31, 2013. Interest expense is due to accrued interest on the OTLLC loan payable. For the year ended December 31, 2014, interest income was $295,023 compared to $431,596 for the year ended December 31, 2013. The Company earns interest income on its invested cash.

VALUATION OF LONG-TERM INVESTMENT

Equity Method Investment

As further described in the notes to the Annual Financial Statements, Entrée accounts for its interest in a joint venture with OTLLC as a 20% equity investment. As at December 31, 2014, the Company’s investment in the Entrée-OTLLC Joint Venture was $93,914 (December 31, 2013 - $96,367). The Company’s share of the loss of the Entrée-OTLLC Joint Venture was $107,907 for the year ended December 31, 2014 (December 31, 2013 - $146,051) plus accrued interest expense of $264,869 for the year ended December 31, 2014 (December 31, 2013 - $260,453). The decrease in the loss from equity investee for the year ended December 31, 2014 compared to last year was due to decreased exploration expenses incurred by the Entrée-OTLLC Joint Venture in the period.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

OUTLOOK

Entrée is primarily focused on exploring its principal properties in Nevada and Mongolia. In addition, Entrée is engaged in evaluating acquisition opportunities which are complementary to its existing projects, particularly large tonnage base and precious metal targets in mining friendly jurisdictions. These efforts have resulted in the consolidation of the Ann Mason Project in Nevada and the acquisition of the Lordsburg property in New Mexico. The commodities Entrée is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments. Smaller, higher grade systems will be considered by Entrée if they demonstrate potential for near-term production and cash-flow.

Entrée has not generated any revenue from operations since its incorporation and Entrée anticipates that it will continue to incur operating expenses without revenues until the Joint Venture Property in Mongolia is brought into production or it builds and operates a mine on one or more of its other mineral properties. As at December 31, 2014, Entrée had working capital of approximately $32.6 million. Entrée’s average monthly operating expenses for the year ended December 31, 2014, were approximately $1,054,000, including exploration, general and administrative expenses and investor relations expenses.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

SELECTED QUARTERLY DATA

	Three Months Ended December 31, 2014	Three Months Ended September 30, 2014	Three Months Ended June 30, 2014	Three Months Ended March 31, 2014
Exploration	$4,465,219	$2,268,197	$757,325	$1,564,146
General and administrative	1,183,067	844,646	980,107	1,144,090
Consultancy and advisory fees	133,687	177,194	234,070	285,672
Impairment of mineral property interests	-	552,095	-	-
Depreciation	14,405	16,277	17,160	17,675
Gain on sale of mineral property interest	-	-	(28,096)	-
Foreign exchange loss (gain)	(662,619)	(1,126,822)	882,044	(1,071,457)
Loss from operations	(5,133,759)	(2,731,587)	(2,842,610)	(1,940,126)
Interest income	35,559	79,174	97,064	83,226
Interest expense	(67,749)	(66,735)	(65,524)	(64,861)
Loss from equity investee	(28,974)	(29,369)	(28,772)	(20,792)
Current income tax recovery (expense)	(10,124)	-	246,609	(113,230)
Deferred income tax recovery (expense)	2,141,233	1,348,919	(332,558)	775,798
Net loss	$(3,063,814)	$(1,399,598)	$(2,925,791)	$(1,279,985)

Loss per share, basic and diluted	$(0.02)	$(0.01)	$(0.02)	$(0.01)

	Three Months Ended December 31, 2013	Three Months Ended September 30, 2013	Three Months Ended June 30, 2013	Three Months Ended March 31, 2013
Exploration	$1,426,239	$1,168,327	$1,904,636	$1,603,790
General and administrative	1,626,040	1,047,875	1,190,851	2,773,496
Consultancy and advisory fees	309,462	320,567	324,175	986,926
Impairment of mineral property interests	-	-	437,732	-
Depreciation	22,570	24,831	26,704	28,836
Gain on sale of mineral property interest	(451,892)	-	-	-
Foreign exchange loss (gain)	(765,656)	662,337	(892,725)	(117,684)
Loss from operations	(2,166,763)	(3,223,937)	(2,991,373)	(5,275,364)
Interest income	126,664	140,418	100,948	63,566
Interest expense	(66,331)	(65,313)	(64,553)	(64,256)
Gain (loss) from equity investee	(29,756)	(23,049)	19,683	(112,929)
Fair value adjustment of asset backed
commercial papers	-	-	147,564	-
Current income tax expense	(319,112)	-	-	-
Deferred income tax recovery	1,331,336	241,279	512,114	297,139
Net loss	$(1,123,962)	$(2,930,602)	$(2,275,617)	$(5,091,844)

Loss per share, basic and diluted	$(0.01)	$(0.02)	$(0.02)	$(0.04)

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Exploration costs were higher in the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to an increase in drilling activity on the Ann Mason Project and higher sales taxes, partially offset by lower personnel and stock-based compensation expenses during the year ended December 31, 2014. General and administrative costs, excluding stock-based compensation changes, were approximately 29% lower in the year ended December 31, 2014 compared to the year ended December 31, 2013. This decrease is primarily attributable to decreased personnel expenses and legal fees. During the three months ended September 30, 2014, the Company recorded an impairment of mineral property interests of $552,095 on the Blue Rose joint venture property. During the three months ended June 30, 2014, Entrée sold its interest in the Mystique property for proceeds of $28,096, net of taxes. During the three months ended December 31, 2013, Entrée received a cash payment of $451,892 pertaining to an agreement whereby a third party acquired the Blue Rose joint venture iron ore rights. During the three months ended March 31, 2013, the Company incurred consultancy and advisory fees of $936,926 related to the Sandstorm financing package. Loss from equity investee was lower in the year ended December 31, 2014 compared to the year ended December 31, 2013 due to decreased expenditures on the Joint Venture Property. During the year ended December 31, 2014, Entrée recorded deferred income tax recovery of $3,933,392 compared to deferred income tax recovery of $2,381,868 during the year ended December 31, 2013.

LIQUIDITY

To date, Entrée has not generated revenues from its operations, has been dependent on equity and production-based financings for additional funding and is considered to be in the exploration stage. Working capital on hand at December 31, 2014 was $32,603,711. Cash was $33,517,096 at December 31, 2014. On February 15, 2013, the Company closed the approximately $55 million financing package with Sandstorm which will be used to advance the Ann Mason Project, support operations in Mongolia and for general working capital requirements. In the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Joint Venture Property, which is not reversed during the abeyance period provided for in the Funding Agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance).

Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée’s share of costs on the Joint Venture Property, with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. As at December 31, 2014, the total amount that OTLLC has contributed to costs on the Company’s behalf, including interest, is $6.4 million.

Operating activities

Cash used in operations was $12,617,637 for the year ended December 31, 2014 compared to the cash provided by operations of $27,979,150 for the year ended December 31, 2013. This decrease is primarily due to cash proceeds of $40 million received from the Funding Agreement with Sandstorm during the year ended December 31, 2013.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Financing activities

Cash provided by financing activities during the year ended December 31, 2014 and 2013 and common shares issued for cash were as follows:

	Year Ended December 31, 2014		Year Ended December 31, 2013
	Shares	Amount	Shares	Amount

Private placement	-	$-	17,857,142	$9,722,897
Share issuance costs	-	-	-	(86,636)
	-	$-	17,857,142	$9,636,261

The 2013 private placement was part of the Sandstorm financing package.

Investing activities

During the year ended December 31, 2014, Entrée made payments of $100,000 related to mineral property acquisitions (December 31, 2013 – $50,000). During the year ended December 31, 2014, Entrée received cash proceeds of $83,428 on the release of reclamation deposits (December 31, 2013 – $115,180) and made payments of $66,179 related to reclamation deposits (December 31, 2013 – $Nil). During the year ended December 31, 2014, Entrée expended $13,074 on equipment, primarily for exploration activities (December 31, 2013 – $7,623). During the year ended December 31, 2014, Entrée sold its interest in the Mystique property for proceeds of $28,096, net of taxes. During the year ended December 31, 2013, Entrée received cash proceeds of $5 million from Sandstorm in return for a 0.4% NSR royalty on the Ann Mason and Blue Hill deposits.

Contingencies and Contractual Commitments

The following table lists, as at December 31, 2014, the Company’s contractual obligations. Entrée is committed to make lease payments totalling $563,021 over its three year office lease in Vancouver, Canada and two office, three warehouse and four accommodation leases in the United States.

	Less than 1 Year	1-3 Years	Total

Office leases	$283,325	$279,696	$563,021
Total	$283,325	$279,696	$563,021

Outstanding share data

As at December 31, 2014 and March 30, 2015, there were 146,984,385 common shares outstanding. In addition, as at December 31, 2014 and March 30, 2015, there were 13,779,000 stock options outstanding with exercise prices ranging from C$0.21 to C$3.47 per share. There were no warrants outstanding at December 31, 2014 or at March 30, 2015.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

CAPITAL RESOURCES

Entrée had no commitments for capital assets at December 31, 2014.

At December 31, 2014, Entrée had working capital of $32,603,711 compared to $46,394,496 as at December 31, 2013.

OFF-BALANCE SHEET TRANSACTIONS

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the year ended December 31, 2014.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The Company must make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes in these estimates may result in an increase or decrease to the tax provision in a subsequent period. The Company must assess the likelihood that we will be able to recover any deferred tax assets. If recovery is not likely, the provision for taxes must be increased by recording a valuation allowance against the deferred tax assets. However, should there be a change in the ability to recover any deferred tax assets, the tax provision would increase in the period in which it is determined that the recovery was not likely. Recovery of a portion of the deferred tax assets is impacted by Company plans with respect to holding or disposing of certain assets. Changes in economic conditions, exploration results, metal prices and other factors could result in changes to the estimates and judgements used in determining the income tax expense.

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined. Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value. The Company must make estimates and judgments in determining if any capitalized amounts should be written down by assessing if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property's total carrying value. The carrying value of each mineral property is reviewed periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 9 to the Annual Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation; and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with US GAAP. The policy is consistent with that of other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

CHANGES IN ACCOUNTING POLICIES

In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation”. This ASU does the following, among other things: a) eliminates the requirement to present inception-to-date information on the statements of income, cash flows, and shareholders' equity, b) eliminates the need to label the financial statements as those of a development stage entity, c) eliminates the need to disclose a description of the development stage activities in which the entity is engaged, and d) amends FASB ASC 275, “Risks and Uncertainties”, to clarify that information on risks and uncertainties for entities that have not commenced planned principal operations is required. The amendments in ASU No. 2014-10 related to the elimination of Topic 915 disclosures and the additional disclosure for Topic 275 are effective for public companies for annual and interim reporting periods beginning after December 15, 2014. Early adoption is permitted. The Company has evaluated this ASU and early adopted for the period beginning on April 1, 2014.

In August 2014, the FASB issued “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). Historically, there has been no guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern. This ASU clarifies when and how management should be assessing their ability to continue as a going concern. ASU 2014-15 is effective for fiscal years ending after December 15, 2016. Early adoption of this standard is permitted, and the Company expects to adopt the standard for the fiscal year ending December 31, 2015. The Company expects the adoption of ASU 2014-15 will have an impact on the frequency with which going concern assessments are conducted but does not expect the adoption to have significant changes to existing disclosure.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the Annual Financial Statements for the year ended December 31, 2014.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable, some of which are denominated in foreign currencies including United States dollars, Mongolian Tugriks and Australian dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

OTHER MD&A REQUIREMENTS

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Forward-looking statements include, but are not limited to, statements with respect to the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, cash flows and mine life; the initiation of a prefeasibility study on the Ann Mason deposit; the preparation and release of an updated resource estimate and PEA for the Ann Mason deposit; the potential development of the Ann Mason Project; the potential impact of future exploration results on Ann Mason mine design and economics; anticipated capital and operating costs; the potential funding and development of the Oyu Tolgoi underground mine; the expected timing of initial production from Lift 1 of the Oyu Tolgoi underground mine; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Joint Venture Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Joint Venture Property; the potential for Entrée to be included in or otherwise receive the benefits of the Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; the potential impact of amendments and proposed amendments to the laws of Mongolia; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential types of mining operations; government regulation of exploration and mining operations; the potential application of the Government of Mongolia’s Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting timelines; anticipated business activities; corporate strategies; requirements for additional capital; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, molybdenum and silver will remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of the decision announced by Turquoise Hill to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi project financing, and the costs which could result from delays; the time required for OTFS14 to be approved by OTLLC’s shareholders and the Minerals Council of Mongolia; the impact of changes in interpretation to or changes in enforcement of laws, regulation and government practices, including laws, regulation and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as skilled labour, transportation, power, water, and appropriate smelting and refining arrangements; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Risk

Entrée is a mineral exploration company and is exposed to a number of risks and uncertainties; some of these risks and uncertainties have been discussed elsewhere in this MD&A. For a more extensive discussion of risks and uncertainties to which Entrée is exposed, the reader should refer to the section titled "Risk Factors" contained in the Company’s AIF available on SEDAR at www.sedar.com.

Legal and Political Risk

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget.

The Ministry of Mining has advised Entrée that it considers the deposits on the Joint Venture Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No. 57 dated July 16, 2009 of the State Great Khural. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since the Government of Mongolia temporarily restricted the joint venture licences from transfer in February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Joint Venture Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Investment Agreement. In order to receive the benefits of the Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concession, including with respect to the ownership of the Entrée-OTLLC Joint Venture, Entrée LLC or the economic benefit of Entrée’s interest in the Joint Venture Property, or the royalty rates applicable to Entrée’s share of the Joint Venture Property mineralization.  No agreements have been finalized. If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price. Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée-OTLLC Joint Venture or Entrée’s interest in the Joint Venture Property; and filing legal proceedings against Entrée.

Entrée is not presently a party to the Investment Agreement. Although OTLLC agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Investment Agreement or a separate stability agreement on substantially similar terms to the Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement, including stability with respect to taxes payable. If Entrée is not entitled to all of the benefits of the Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. The rates of the surtax royalty vary from 1% to 5% for minerals other than copper. For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products. No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals. This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Investment Agreement (which was threatened in both 2011 and 2012) in ways that are adverse to Entrée’s interests or that impair Entrée’s ability to develop Shivee West or OTLLC’s ability to develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company’s share price.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to the Minerals Law in 2006 as well as by the recent passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining. In October 2011, Prime Minister Batbold stated in his 2012 budget speech that the Government of Mongolia is revisiting all treaties for the avoidance of double taxation, including the 2002 convention between Canada and Mongolia for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the "Canadian Double Tax Treaty").

On November 1, 2013, a new Investment Law came into effect in Mongolia. The new law is aimed at reviving foreign investment by easing restrictions on investors in key sectors such as mining and by providing greater certainty on the taxes they must pay. The new law replaces two previous laws, including SEFIL. The full impact of the new Investment Law is not yet known.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. On July 1, 2014, the Mongolian Parliament passed the 2014 Amendments to the Minerals Law.  In addition, the Mongolian Parliament also passed a separate law which repeals the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years, extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder’s subcontractors as well, and make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, among other changes. On February 18, 2015, the Mongolian Parliament adopted the 2015 Amendment, which purports to allow a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government’s 34% equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government.  The amount of the royalty payment would vary depending on the Strategic Deposit.  The full impact of the 2015 Amendment is not yet known.

The Ministry of Finance and Ministry of Economic Development have also released drafts of new tax laws and amendments which include provisions related to taxation of foreign legal entities in Mongolia and more detailed rules for taxation of mining companies.

If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty; if the new Investment Law, State Minerals Policy, 2014 Amendments or 2015 Amendment are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée’s interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée’s interests, it could have an adverse effect on Entrée’s operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

On February 27, 2013, Notice was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the 2009 Order of the Ministry of Mineral Resources and Energy registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves, and has requested that the Minerals Resource Council go over its previous conclusion that the reserves should be submitted to MRAM. The registration of reserves is a pre-condition to applying for the conversion of an exploration licence into a mining licence. The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council because it was not within the authority of the Ministry of Mineral Resources and Energy to order that the reserves be registered. The Notice, which is not explicitly concerned with the issuance of the mining licences, further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration. On September 6, 2013, the head of MRAM ordered that the Hugo Dummett (including the Hugo North Extension) and Heruga reserves be registered. While Entrée was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted, it has not received official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

The Earn-In Agreement requires OTLLC to enter into a form of joint venture agreement that bestows upon it certain powers and duties as manager of the Entrée-OTLLC Joint Venture, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Joint Venture Property assets, including the mining licences. Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC’s obligations under the Earn-In Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Investment Agreement. The Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Investment Agreement. The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Investment Agreement and does not have any direct rights under the Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Joint Venture Property assets, including by invoking the international arbitration procedures under the Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto’s ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Earn-In Agreement or the Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation.

While the Entrée-OTLLC Joint Venture is operating under the terms of the form of joint venture agreement appended to the Earn-in Agreement, the joint venture agreement has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée’s future cash flow, earnings, results of operations and financial condition.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition.

In the event of a dispute arising at or in respect of Entrée’s foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée’s inability to enforce its contractual rights, may have a material adverse impact on Entrée’s business, assets, prospects, financial condition and results of operation.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

While the Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated which may make the application of Resolution 140 and Resolution 175 to the Joint Venture Property unnecessary, there can be no assurances that the Resolutions will not be applied in a manner which has an adverse impact on Entrée.

Risks Associated with the Development of the Oyu Tolgoi Project

Further development of the Oyu Tolgoi project depends upon Turquoise Hill’s ability to obtain a reliable source of funding. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect Turquoise Hill’s ability to secure project financing. Even if macroeconomic factors are conducive to securing project financing, there can be no assurance that final agreement with the project lenders will be reached on terms reasonably satisfactory to Turquoise Hill and Rio Tinto or that Turquoise Hill or Rio Tinto will continue to pursue project financing for the Oyu Tolgoi project. In addition, OTLLC operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

On August 12, 2013, development of the Oyu Tolgoi underground mine, including Lift 1 of the Entrée-OTLLC Joint Venture’s Hugo North Extension deposit, was suspended until outstanding OTLLC shareholder issues could be resolved. The parties were unable to reach agreement on outstanding shareholder issues and close project financing prior to the March 31, 2014 expiry of the commitment letters that Rio Tinto signed with 15 global banks. On May 12, 2014, Turquoise Hill announced that 14 of the 15 global banks participating in the Oyu Tolgoi project financing had agreed to extend their commitment letters to September 30, 2014. On September 22, 2014, Turquoise Hill announced that the OTFS14 has been finalized and presented to the board of directors of OTLLC. On October 2, 2014, Turquoise Hill announced that while the extended expiry date for the commitment letters of September 30, 2014 had passed and there is ongoing engagement with the lenders, no requests have been made to further extend the lender commitments. Turquoise Hill further stated that underground development remains subject to: (1) successful resolution of remaining OTLLC shareholder issues, including the tax situation; (2) agreement of a comprehensive funding plan including project finance; (3) approval of the OTFS14 by the OTLLC shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the Oyu Tolgoi mine’s operations and development. There can be no assurance that outstanding shareholder matters will be resolved in a satisfactory manner or that Oyu Tolgoi project financing will be available on the currently proposed terms, or at all, or within a reasonable time frame to permit development of the underground mine, including the Hugo North Extension deposit and the Heruga deposit, within current cost estimates, on schedule or at all. Further, there can be no assurance that the corporate, governmental and other approvals required to implement Oyu Tolgoi project financing will be obtained.

Turquoise Hill’s estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including the portion that Entrée is responsible for, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company’s share price.

There are a number of uncertainties inherent in the development and construction of any new mine, including the Oyu Tolgoi project. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project.

It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up, which may cause delays in commencement or expansion of mineral production. In particular, funding and development of the Oyu Tolgoi project underground mine, including the Hugo North Extension deposit and the Heruga deposit, has been delayed until matters with the Mongolian government can be resolved and a new timetable agreed. Any of these delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Joint Venture Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée-OTLLC Joint Venture. Rio Tinto, which beneficially owns 20.7% of the Company’s issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Under the Heads of Agreement and MOA, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Joint Venture Property; and prepares all programs and budgets for approval by the OTLLC board. The interest of Rio Tinto, Turquoise Hill and OTLLC and the interests of the Company’s other shareholders are not necessarily aligned and there can be no assurance that Rio Tinto, Turquoise Hill or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company’s other shareholders.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Risks Associated with the Funding Agreement

In the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Joint Venture Property, which is not reversed during the abeyance period provided for in the Funding Agreement with Sandstorm, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance).

If an event of default occurs under the Funding Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover. Some potential events of default may be outside of Entrée’s control, including a partial or full expropriation of Entrée’s interest in the Joint Venture Property which is not reversed during the abeyance period provided for in the Funding Agreement. If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée’s business, financial condition, assets and prospects, and on the Company’s share price.

Under the Funding Agreement, the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm. The Funding Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. To the extent metal prices on the day on which the Company’s production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

Risks Associated with Mining or Related to Entrée

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site. Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.

There is no assurance that a commercially viable mineral deposit exists on any of the exploration properties in which Entrée has an interest. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Entrée. If mineral reserves in commercially exploitable quantities are established on any of Entrée’s properties (other than the Joint Venture Property, in which Entrée has a carried interest), Entrée will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although Entrée may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Entrée will be able to raise the funds required for development on a timely basis. Entrée may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Entrée’s properties. There can be no assurance that Entrée will be able to acquire such additional lands on commercially reasonable terms, if at all.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Recent global financial and market conditions have been subject to increased volatility, which may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favourable to Entrée. If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, there is a risk that Entrée may be forced to delay, scale back, or eliminate certain of its exploration activities. If these increased levels of volatility and market turmoil continue, Entrée’s operations could be adversely impacted and the value and the price of the Company’s common shares could be adversely affected.

Rio Tinto’s beneficial shareholdings in the Company potentially give Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets. In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Joint Venture Property. OTLLC also has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West, which is not subject to the Entrée-OTLLC Joint Venture. The share position in the Company of each of Turquoise Hill and Rio Tinto may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s common shares in the future.

Entrée must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009. These licences now have a term of 30 years, with two potential extensions of 20 years each. The total estimated annual fees in order to maintain the Shivee Tolgoi and Javhlant mining licences in good standing is $1,100,000. Approximately $600,000 of the total is recoverable from, or loaned by, OTLLC. Subsequent to the year ended December 31, 2014, the Government of Mongolia announced that the annual fees will be now be denominated in Tugriks.  As a consequence, the annual amount payable in United States dollars will be subject to foreign currency fluctuation.

In Nevada, maintenance fees must be paid to the BLM. For the 2014 assessment year, the aggregate fee for the Ann Mason Project is approximately $189,000. Due to addition land staking and acquisitions, the annual maintenance fees for 2015 are expected to be approximately $320,000.

In both Nevada and Mongolia, Entrée must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2014 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management evaluated the Company’s internal control over financial reporting at December 31, 2014 and concluded that it is effective and that no material weakness relating to design or operations exists. No change in the Company’s internal control over financial reporting occurred during the period beginning on October 1, 2014 and ended on December 31, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ENTRÉE GOLD INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended December 31, 2014 (In United States dollars unless stated otherwise)

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "mineral reserve", "Proven mineral reserve" and "Probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

International Financial Reporting Standards

The Company is a "domestic" issuer under Canadian securities law and a "foreign private issuer" under SEC regulations. The Company files its financial statements with both Canadian and U.S. securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers were required to transition to International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. On June 27, 2008, the CSA Staff issued Staff Notice 52-321 "Early Adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB" which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company was not required to convert to IFRS effective January 1, 2011 and has elected to continue using US GAAP.

Non-US GAAP Performance Measurement

"Cash Costs" is a non-US GAAP Performance Measurement. This performance measure is included because this statistic is widely accepted as the standard of reporting cash costs of production in North America. This performance measure does not have a meaning within US GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with US GAAP.